SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
One Earth Energy, LLC
(Name of Issuer)
One Earth Energy, LLC
Farmers Energy — One Earth, LLC
Farmers Energy Incorporated
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Catherine C. Cownie
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☑ None of the above.
          Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$513,825	$36.64

*		For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $513,825 by the Issuer, if the maximum number of units ninety-three (93) are purchased in the offer to purchase for cash. The aggregate cash payment is equal to the product of a price of $5,525 per unit price.

**		Determined by multiplying $513,825 by .0000713.

	☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $78.79
Form or Registration No.: Schedule 13e-3
Filing Party: One Earth Energy, LLC
Date Filed: November 29, 2010
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction
     This Schedule 13e-3 relates to an offer to purchase for cash by One Earth Energy, LLC, an Illinois limited liability company (“One Earth” or the “Company”), up to 93 units of its common equity, at a price of $5,525 per unit, net to the seller in cash, without interest. One Earth’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated * and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the offer.
     This Rule 13e-3 transaction statement on Schedule 13e-3, together with the exhibits hereto (this “Schedule 13e-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): the Company that is subject to the Rule 13e-3 transaction, Farmers Energy Incorporated, a Delaware corporation (“FEI”) and Farmers Energy — One Earth, LLC, an Ohio limited liability company ( FEI — One Earth).
     All information contained in this Schedule 13e-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person that the Company is “controlled” by any other Filing Person within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
     The Company’s Offer to Purchase has not yet commenced. The securities subject to this Offer to Purchase may not be sold until the Schedule 13e-3 and accompanying documents are cleared of comments with the Securities and Exchange Commission.

Item 1. Summary Term Sheet. The information set forth in the Offer to Purchase under the caption “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The issuer of the securities to which this Schedule 13e-3 relates is One Earth Energy, LLC, and the address of its principal executive office, and its mailing address, is 202 N. Jordan Drive, Gibson City, IL 60936 and the phone number is (217) 784-5321.
(b) Securities. This Schedule 13e-3 relates to the offer by the Company to purchase up to 93 units (or such lesser number of units as are properly tendered) of its common equity, 13,781 of which units were outstanding as of January 19, 2011.
(c) Trading Market and Price. The information set forth in “Section 8, Price Range of Units; Distributions” of the Offer to Purchase is incorporated herein by reference.
(d) Dividends. The information set forth in “Section 8, Price Range of Units; Distributions” of the Offer to Purchase is incorporated herein by reference.
(e) Prior Public Offerings. There have been no underwritten public offerings of the subject securities during the past three years.
(f) Prior Stock Purchases. The information set forth in Section 9, “Information Concerning the Company -Recent Unit Repurchases” is incorporated herein by reference.
Item 3. Identity And Background Of Filing Person.
(a) Name and Address. The Filing Persons for which this Schedule 13e-3 relates is the Company, FEI — One Earth and FEI. For information regarding the Company, see Item 2(a) above, which is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common equity is incorporated herein by reference.
     FEI and FEI — One Earth’s address of its principal executive offices, and its mailing address, is 2875 Needmore Road, Dayton, Ohio 45414 and the phone number is (937) 276-3931. See Item 3(c) below for information regarding FEI — One Earth’s and FEI’s executive officers and directors.
(b) Business and Background of Entities. The Company was formed in Illinois in 2005. The Company is in the business of ethanol production. The Company conducts its business from its plant near Gibson City, Illinois.
     The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption “Section 9, Information Concerning the Company” is incorporated herein by reference.
     FEI — One Earth was formed in Ohio in July 2006. FEI — One Earth is in the business of investing in the Company. FEI — One Earth conducts its businesses from its principal offices in Dayton, Ohio.
     FEI — One Earth has not been convicted of any criminal act during the past five years. Further, FEI — One Earth has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining FEI — One Earth from any future violations of, or prohibiting activities subject to, any federal or state securities laws.
     FEI was formed in Delaware in April 2006. FEI is in the business of investing in ethanol production companies. FEI conducts its businesses from its principal offices in Dayton, Ohio.
     FEI has not been convicted of any criminal act during the past five years. Further, FEI has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining FEI from any future violations of, or prohibiting activities subject to, any federal or state securities laws.
(c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common stock is incorporated herein by reference.
     Set forth below is a list of FEI — One Earth’s executive officers and for each, a description of the following: (i) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 2875 Needmore Road, Dayton, Ohio 45414.
     Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Executive Officers of FEI—One Earth
Set forth below is certain information about each of FEI — One Earth’s executive officers. FEI—One Earth is managed by its officers and does not have any directors.

Name	Age	Position
Stuart Rose	56	Chief Executive Officer
Douglas Bruggeman	50	Vice President-Finance, Chief Financial Officer and Treasurer
Edward Kress	61	Secretary
Zafar Rizvi	61	President and Chief Operating Officer
Stuart Rose has been FEI — One Earth’s Chairman of the Board and Chief Executive Officer since FEI’s incorporation in 2006.
Douglas Bruggeman has been FEI One Earth’s Vice President—Finance and Treasurer since 2006.
Edward Kress has been FEI — One Earth’s Secretary since 2006. Mr. Kress has been a partner of the law firm of Dinsmore & Shohl LLP (formerly Chernesky, Heyman & Kress P.L.L.), FEI — One Earth’s legal counsel, since 1988. Mr. Kress has practiced law in Dayton, Ohio since 1974.
See Section 9, Information Concerning the Company” in the Offer to Purchase for the biographical information of Mr. Rizvi.
     Set forth below is a list of FEI’s executive officers and directors and for each, a description of the following: (i) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 2875 Needmore Road, Dayton, Ohio 45414.
     Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Executive Officers and Directors of FEI

Name	Age	Position
Stuart Rose	56	Director and Chief Executive Officer
Lawrence Tomchin	82	Director
Douglas Bruggeman	50	Vice President-Finance, Chief Financial Officer and Treasurer
Edward Kress	61	Secretary
Zafar Rizvi	61	President and Chief Operating Officer
See above for the biographical information on Mr. Rose, Mr. Bruggeman, Mr. Kress and Mr. Rizvi.
Lawrence Tomchin, 82, retired as the President and Chief Operating Officer of a national consumer electronics and appliance retail company in 2004, a position he held since 1990. Mr. Tomchin has been a director of FEI since 2006.
Item 4. Terms Of The Transaction.
(a) Material Terms. The information set forth in “Summary,” “Section 1, Special Factors,” “Section 10, Source and Amount of Funds,” “Section 9, Information Concerning the Company,” and “Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Units” of the Offer to Purchase is incorporated herein by reference.
(c) Different Terms. The information set forth in the Offer to Purchase under the captions “Summary,” “Section 1 — Effects of the Offering—Effect on Affiliated and Non-Affiliated Unitholder Proportionate Interests,” is incorporated herein by reference.
(d) Appraisal Rights. The holders are not entitled to appraisal rights.
(e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person, other than the access rights granted to all members under the Company’s governing documents, or to obtain counsel or appraisal services at the expense of the Company.
(f) Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.
(b) Significant Corporate Events. None.
(c) Negotiations or Contacts. None.

(e) Agreements Involving the Company’s Securities. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. The information set forth in “Section 9, Information Concerning the Company” and “Section 11, Interests of Directors and Executive Officers; Transactions and Arrangement Concerning Units” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The information set forth in “Section 1, Special Factors” of the Offer to Purchase is incorporated herein by reference.
(c) Plans. The information set forth in “Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Units” of the Offer to Purchase is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(b) Alternatives. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(c) Reasons. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(d) Effects. The information set forth in “Section 1, Special Factors,” “Section 9, Information Concerning the Company” and “Section 13, Federal Income Tax Consequences” to the Offer to Purchase is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(c) Approval of Security Holders. Not applicable.
(d) Unaffiliated Representative. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(e) Approval of Directors. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated hereby by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. Not applicable.
Item 10. Source and Amounts of Funds or Other Consideration.
a) Source of Funds. The information set forth in “Section 10, Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) Conditions. There are no conditions to the financing discussed in response to paragraph (a) of this Item 10. There are no alternative financing arrangements or alternative financing plans.
(c) Expenses. The information set forth in “Section 15, Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds. No part of the funds required for the offer is expected to be borrowed.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information set forth in “Section 9, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
(e) Recommendation to Others. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.
Item 13. Financial Statements.
(a) Financial Statements. The information set forth in (1) the section entitled “Item 8. Financial Statements and Supplementary Data” on pages F-1 to F-14 of the Company’s annual report on Form 10-K for the year ended December 31, 2009 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 13 of One Earth’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 is incorporated by reference into this Item 13(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected and copied free of charge at the Company’s principal executive offices. Copies of exhibits are available for a nominal fee. The information set forth in the Offer to Purchase under the caption “Section 9, Information Concerning the Company” is incorporated herein by reference.
(b) Pro Forma Information. The information set forth in “Section 9, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.
(c) Summary Information. The information set forth in “Section 9, Financial Information” to the Offer to Purchase is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in “Summary” and “Section 15, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
(b) Employees and Corporate Assets. The information set forth in “Summary” and “Section 15, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 15. Additional Information.
(b) Other Material Information. Not applicable.
Item 16. Exhibits.

(a)(1)	The Offer to Purchase dated January 19, 2011 (filed herewith).

(a)(2)	The Letter of Transmittal dated January 19, 2011 (filed herewith).

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.
SIGNATURE
After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

One Earth Energy, LLC
/s/ Steve Kelly
	Name:	Steve Kelly
Dated: January 19, 2011	Title:	Chief Executive Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy – One Earth, LLC
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: January 19, 2011	Title:	President and Chief Operating Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy Incorporated
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: January 19, 2011	Title:	President and Chief Operating Officer